SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated November 22, 2000

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Eiger Technology, Inc.

Date: November 23, 2000       Mr. Gerry A. Racicot
                              President

                          [LOGO] Eiger technology inc.

For Immediate Release                                Wednesday November 22, 2000

EIGER TECHNOLOGY INC.'S REVENUE INCREASES FIVE FOLD

Toronto, Canada - Eiger Technology Inc. (Eiger) (TSE: AXA; OTC BB: ETIFF), is pleased to announce that for the year ended September 30, 2000, revenue increased five fold from $11,700,000 in 1999 to $60,000,000 in 2000.

Gerry Racicot, president of Eiger says, "We are especially pleased with the successful operation of Eiger and the culmination of its contracts with major business partners (see press release 11/02/00 Samsung and 10/27/00 Compaq). All of these major business partners have commenced business operations with our manufacturing facility in South Korea and recognize our leading edge R&D initiatives."

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger also owns 25% of Nixxo Technologies. Nixxo is a GSM chipset and operating system design company based in California. The GSM cellular market represents 65% of the world cellular phone market with growth rates of over 30% a year. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc's web site at www.eigertechnology.com

                                      -30-

For More Information, Please Contact:

Gerry Racicot or Keith Attoe
Eiger Technology Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                  330 Bay Street, Suite 602 Toronto, ON M5H 2S8
                         p-416-216-8659 f-416-216-1164